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                              April 10, 2023

       Dr. Stephan Zoll
       Chief Executive Officer
       SIGNA Sports United N.V.
       Kantstra  e 164, Upper West
       10623 Berlin, Federal Republic of Germany

                                                        Re: SIGNA Sports United
N.V.
                                                            Registration
Statement on Form F-3
                                                            Filed March 24,
2023
                                                            File No. 333-270826

       Dear Dr. Stephan Zoll:

               We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Registration Statement on Form F-3 filed March 24, 2023

       General

   1. We note you are registering for resale 161,691,626 Ordinary Shares on behalf of SIGNA
                                                        International Sports
Holding GmbH, which appears to be your parent. Because of your relationship to this
selling securityholder, resales by this selling security holder do not appear to be eligible
under Rule 415(a)(1)(i) of the Securities Act of 1933 and instead appear to represent a
primary offering under Rule 415(a)(1)(x). Please refer to Question
                                                        212.15 of our
Securities Act Rules Compliance and Disclosure Interpretations, which are available on our
website. Accordingly, please either identify this selling securityholder as an underwriter and
disclose that this is a primary offering, or tell us your basis for determining that the
transaction is eligible to be treated as secondary transaction under
                                                        Rule 415.
 Dr. Stephan Zoll
SIGNA Sports United N.V.
April 10, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 if
you have any questions.



FirstName LastNameDr. Stephan Zoll                         Sincerely,
Comapany NameSIGNA Sports United N.V.
                                                           Division of
Corporation Finance
April 10, 2023 Page 2                                      Office of Trade &
Services
FirstName LastName